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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                      Commission File Number       0-30114
                                                              -----------------

                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ] Form 10-N-SAR

For Period Ended: December 31, 2000
                  -----------------

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ]Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:                                       .
                                  -------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                         -----------------------


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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: ConMat Technologies, Inc.

Former Name If Applicable:
                             ---------------------------------------------------

Address of Principal Executive Office (Street and Number):
             Franklin Avenue and Grant Street
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City, State and Zip Code: Phoenixville, PA  19460
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ X ]    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The fiscal year of ConMat Technologies, Inc. (the "Company") ended on December 31, 2000. Accordingly, the Company's Annual Report on Form 10-KSB is required to be filed by April 2, 2001.

     The Company was not able to complete its financial statements for the year ended December 31, 2000 within the prescribed filing deadline. The Company anticipates that it will be able to complete the financial statements and file its Annual Report on Form 10-KSB by April 17.

     The foregoing reason causing the Company's inability to timely file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 could not be eliminated without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Paul A. DeJuliis, Chief Executive Officer         610             935-7501
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(Name)                                         (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [ X ] Yes       [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [   ] Yes       [ X ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            CONMAT TECHNOLOGIES, INC.
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                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   April 2, 2001                       By:   /s/ Paul A. DeJuliis
       ---------------                         ---------------------------------
                                                      Paul A. DeJuliis
                                                      Chief Executive Officer


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